

July 3, 2014

Via E-mail
Ms. Catherine D. Rice
Chief Financial Officer
W. P. Carey Inc.
50 Rockefeller Plaza
New York, New York 10020

> **Re:** **W. P. Carey Inc.**
> **Form 10-K for fiscal year ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-13779**

Dear Ms. Rice:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Tenant/Lease Information

1.   We note on page 31 your occupancy rate of approximately 98.9%. In future Exchange Act periodic reports, please revise to provide your occupancy rate separately for each property type.

2.   We note your disclosure on page 3 with respect to your tenant/borrower evaluation as well as your disclosure on page 5 that you periodically analyze each tenant's financial condition. In future Exchange Act periodic reports, here or elsewhere as applicable, please revise to provide disclosure that addresses the credit risk of your investment portfolio for the non-investment grade tenants. Please advise as to how management assesses the relative risk of the portfolio from period to period, including the key metrics, if any, management uses to analyze changes in the risk profile.

3.   We note your disclosure on page 8 that a significant amount of your leases will expire within the next five years. In future Exchange Act periodic reports, please revise your disclosure to provide in tabular format the schedule of your lease expirations for each of the next ten years starting with the reporting period. Refer to Item 15(f) of Form S-11 for guidance.

4.   We note on page 12 your disclosure that the five largest tenants/guarantors represented approximately 26% of total lease revenues for 2013. In future Exchange Act periodic reports, please revise to identify any tenant/guarantors that represent 5% or more of total lease revenues or advise.

Lease Composition and Leasing Activities, page 33

5.   In future Exchange Act periodic reports, please revise to provide the roll forward of the beginning of year vacant space to the end of year vacant space, including data on new space that became vacant during the period. In addition, please revise to compare new rents on second generation leases and renewed leases to prior rent as adjusted for any free rent periods.

Notes to Consolidated Financial Statements, page F-9

Note 18. Segment Reporting, page 123

6.   Please reconcile total company income from continuing operations attributed to W. P. Carey to the corresponding amount on the face of your 2013 consolidated statements of income.   Specifically, please clarify how the line item for Other, net on a total company level agrees to the various line items from the face of the consolidated statements of income as described in footnotes (c) and (f) to the table of information presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney at 202-551-3673 or Jennifer Gowetski, Senior Counsel at 202-551-3401 with any other questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant